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                        STATEFED FINANCIAL CORPORATION
                               519 Sixth Avenue
                            Des Moines, Iowa 50309

FOR MORE INFORMATION                                    FOR IMMEDIATE RELEASE
      Contact John F. Golden, President                    October 2l, l997
      and Chief Executive Officer
      at (515) 282-0236

                        STATEFED FINANCIAL CORPORATION
               DECLARES STOCK DIVIDEND (AND ANNOUNCES EFFECTIVE
                          INCREASE IN CASH DIVIDEND)

     DES MOINES, IOWA, (NASDAQ: "SFFC") StateFed Financial Corporation, the parent corporation of State Federal Savings and Loan Association of Des Moines, has announced that the Corporation will do a one-for-one stock split in the form of a 100% stock dividend payable on or about November 14, 1997, to shareholders of record on October 31, 1997. Under the terms of the stock split, StateFed Financial Corporation shareholders will receive a dividend of one share for every share held on the record date.

     Mr. Golden stated that "the Board of Directors has declared this stock dividend in recognition of the recent financial performance of the Company and investor interest in our stock." Mr. Golden added that "the Board's action will increase the number of shares of StateFed Financial Corporation's stock outstanding, making it easier for small investors to purchase stock.

     At September 30, l997, the Corporation has assets of $88 million and stockholders' equity of $15 million. The Corporation's stock is quoted on the Nasdaq National Market under the ticker symbol "SFFC". The corporation's stock traded at $26.6875 per share as of October 17, 1997.